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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                          Commission File No. 0-230 17

                           NOTIFICATION OF LATE FILING

Check One:(X) Form 10-KSB(  ) Form 11-K(  ) Form 20-F(  ) Form 10-Q
                         (  ) Form N-SAR
For Period Ended :     December 31, 2000


                         Part I. Registrant Information

                         CHOICETEL COMMUNICATIONS, INC.
                 (Name of small business issuer in its charter)

             MINNESOTA                                  41-1649949
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                   9724 10TH AVENUE NORTH, PLYMOUTH, MN 55441
                    (Address of principal executive offices)

Issuer's telephone number: (763) 278-6889

                        Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/ (b) The subject annual report on form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and

     /X/ (c) The accountant's statement or other exhibit required by Rule 12b-25( c) has been attached if applicable.

                               Part III. Narrative

State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed time period.

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The registrant is unable to file its Annual Report on form 10-KSB for its fiscal year ended December 31, 2000 by the prescribed date of March 30, 2001 since the annual audit of the financial statements is not yet complete.

                           Part IV. Other information

(1) Name and telephone number of person to contact in regard to this notification: Jack Kohler (763)-253-9007 or (763)-544-1260 or fax
     (763)-544-1281

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed? / X / Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

         / X /  Yes                    /  / No

         If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During 2000 the Company disposed of substantially all of its assets in one segment of its business. These assets generated $1.8 million of revenue during 1999. Additionally, the Company sustained a material loss on the disposition of these assets.

The Company presents consolidated information with its 80% subsidiary, Advants, Inc. Both the value of the Company's investment and the value of the assets owned by the subsidiary have been impaired. The Company's total investment in the subsidiary is approximately $3.5 million. However, the subsidiary has not yet determined the extent of asset impairment and thus no reasonable estimate of the related charge can be made.

                         CHOICETEL COMMUNICATIONS, INC.
                            (Name of registrant in its charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2001                        BY:  /s/  Jack Kohler
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                                           Jack Kohler, Chief Financial Officer